EXHIBIT (h) (4)

SUBLICENSE AGREEMENT

           This Sublicense Agreement (the “Sublicense Agreement”), dated as of November __, 2012, is made by and among FactorShares Trust (the “Sublicensee”), International Securities Exchange, LLC (“ISE”), and PureShares LLC (“PureShares” or the “Sublicensor”).

WITNESSETH:

WHEREAS, pursuant to that certain Index License and Exchange-Traded Product Agreement, dated as of June 18, 2012, by and between ISE and PureShares (the “License Agreement”), ISE has granted PureShares a license to use certain copyright, trademark and proprietary rights and trade secrets of ISE (as further described in the License Agreement, the “Intellectual Property”) in connection with the issuance, sale, marketing and/or promotion of certain financial products (as further defined in the License Agreement, the “Product(s)”);

WHEREAS, Sublicensor wishes to issue, sell, market and/or promote the Product(s) and to use and refer to the Intellectual Property in connection therewith; and

WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

l.           License. Sublicensor hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the Intellectual Property in connection with the issuance, distribution, marketing and/or promotion of the Product(s) (as modified by Appendix A hereto, if applicable).

2.           The Sublicensee acknowledges that it has received and read a copy of the License Agreement (excluding the Schedule setting forth the license fees) and agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing any obligations on PureShares.

3.           Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sublicense Agreement are as principal and shall be unaffected by any defense or claim that PureShares may have against ISE.

4.           It is the intent of the parties that the substantive laws of the State of New York govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Southern District of New York or in the Supreme Court in and for the County of New York and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.

IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

FACTORSHARES TRUST, as Sublicensee

By:	Samuel Masucci, III
Title:	President

PURESHARES LLC, as Sublicensor

By:
Title:

INTERNATIONAL SECURITIES EXCHANGE, LLC

By:
Title:

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